SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM OF REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        CyberStar(R) Computer Corporation
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                 (Name of Small Business Issuer in Its Charter)

           Minnesota                                    41-1427445
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(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)

 6825 Shady Oak Road, Eden Prairie, MN                    55344
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(Address of Principal Executive Offices)                (Zip Code)

                                 (612) 943-1598
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              (Registrant's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name Of Each Exchange On Which Each
Title of Each Class To Be So Registered           Class Is To Be Registered
---------------------------------------      -----------------------------------

                None                                        None
---------------------------------------      -----------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.01 per share
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                                (Title of Class)

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                                     PART I


ITEM 1.       DESCRIPTION OF BUSINESS.

GENERAL

         CyberStar(R) Computer Corporation (the "Company") designs and manufactures a wide range of computer systems and products, including desktops, midtowers, minitowers, notebooks, workstations and file servers. The Company markets, services and supports its products through a nationwide network of approximately 275 authorized dealers who sell the Company's products to end-users, which are typically businesses purchasing multi-computer office systems. Through its VAR (value-added reseller) division, the Company resells branded computers and various branded and non-branded peripheral products to end-users. The Company has been in business since 1982. The Company and its predecessors have been selling CyberStar(R) branded products since 1989.

         The Company was founded in 1982 under the laws of the State of Minnesota as Command Small Computer Learning Center, Inc., a computer training company. Over a period of years, the Company became involved in the sale of computer components and, eventually, became a VAR of major computer brands. In 1987, the Company changed its name to Command Electronics, Inc. In February 1995, the Company acquired CyberStar Computer Systems, a manufacturer and marketer of microcomputers and servers, and in 1997 it changed its name to CyberStar(R) Computer Corporation. The Company's offices are located at 6825 Shady Oak Road, Eden Prairie, Minnesota 55344, and its telephone and facsimile numbers are (612) 943-1598 and (612) 943-1599, respectively. The Company's Internet addresses are www.cyberstarpc.com and www.buildtoorderpc.com.

INDUSTRY OVERVIEW

         The PC hardware market is generally thought to consist of three tiers of manufacturers, based primarily upon the manufacturers' size and ability to set industry standards. Tier one consists of four companies (IBM Corporation, Compaq Computer Corporation, Hewlett-Packard Company and Apple Computer, Inc.), which have the research and development capabilities and reputation to set the standards for the PC manufacturing industry. Tier two consists of companies such as Dell Computer Corporation, Gateway 2000, Inc., AST Research, Inc. and Packard Bell NEC, Inc. These tier two companies create certain products of their own, but more frequently create clones of tier one products. Tier three consists of all other computer manufacturers. Tier three manufacturers are clone makers that follow the technology trends set by tier one manufacturers. Manufacturers generally have access to the same components and thus can produce identical systems of various configurations. The ability of tier three manufacturers to compete with tier one and tier two manufacturers and with each other depends on the pricing of systems, the services offered in connection with a system, and the marketing and sales capability of the tier three manufacturer or its dealers. The Company is considered a tier three manufacturer.

         The computer industry is one of the fastest changing industries today, subject to constant fluctuation in price, technology and products offered. Although tier one manufacturers once dominated the market, resellers report that non-branded, or white-box, systems are their best selling "brands"; in a poll published in August 1999 by COMPUTER RESELLER NEWS ("CRN"), resellers reported that sales of white-box systems exceeded the sales of the next top three branded vendors (Compaq, Dell, and Hewlett Packard) combined, citing price, flexibility in configuration, the ability to upgrade and the ability to provide complete packages of products and support as the reasons for sales of non-branded systems.

         As white-box systems have become more popular with end-users, tier three manufacturers have become able to offer their products at a variety of price points. According to CRN (August 16, 1999), the retail prices of 60% of white-box systems, i.e., systems without nationally-recognized brand names, were under $1,400. Substantially all of the systems sold by the Company range in price between $800 and $2,500.

         Recently, the PC industry has undergone a fundamental shift in distribution processes and methods. Traditionally, manufacturers of branded products, such as IBM, manufactured computers and shipped them to distributors and dealers who, in turn, shipped them to dealers and end-users, respectively. End-users, under this distribution process, purchased systems from dealers in whatever format the original manufacturer provided. Consequently, limited opportunities existed for end-users to custom-configure their computer systems. Further, this method required dealers to stockpile considerable inventory levels, which often could not be sold out before an announced or expected change in technology. Thus, dealers were forced, in many cases, to sell obsolete systems. As a result, the traditional distribution method created inefficiencies and additional costs, as well as consumer dissatisfaction.

         While traditional distribution methods persist in certain parts of the computer industry, in particular in the retail segment, the trend is toward build-to-order and custom-configured computer systems. Dell and Gateway pioneered this shift when they began offering custom-built PCs to consumers primarily for home use. Today, many of the tier one manufacturers, such as IBM and Compaq, also use channel assembly methods. These manufacturers ship products that are not completely assembled to their distributors and rely on the distributor for final assembly and shipment. This distribution method provides only limited build-to-order benefits and does not provide the advantage of a direct contact person to whom the end-user may direct technical and support questions.

         Generally, the number of purchasers and the amount spent for goods on the Internet is increasing. Forrester Research, Inc. has estimated that the total e-commerce purchases made in 1998 were $51 billion, of which $43 billion was business-to-business and $8 billion was consumer. Forrester estimates that the total will increase to an estimated $551 billion in the year 2001. Increasingly businesses have been developing electronic commerce sites in response to this trend. Computer resellers are spending substantial time on the Internet conducting their


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business. According to CRN, as of June 1999, 54% of resellers polled reported that they spent between 11 and 30 hours per week conducting their business on the Internet. This same poll reported that an additional 13% of resellers spent 31 hours or more conducting their business on the Internet. The Company believes that as resellers and end-users become more comfortable with the Internet they will rely on it more and that this increased reliance will translate into a desire on the part of resellers to offer their various computer systems via electronic commerce.

CYBERSTAR DIVISION

         The Company currently offers a number of products, substantially all of which are based on Intel's microprocessors. Currently, the Company's products target a broad range of performance and functionality for each of the high-end, midrange and entry-level segments of the PC market. The Company's current products include the Alliance Series of desktop computers, the FilePro SHV Series of fileservers and the CyberBook Series of notebooks. For compatibility with a wide range of applications software, the Company's products utilize the major industry standard operating systems, Microsoft Windows 98, and the current leading network protocols, Novell Netware and Microsoft NT. The Company intends to maintain compatibility with other major standards as they evolve.

         The Alliance Series, available in three models, is designed to provide maximum performance at the lowest possible price point without sacrificing quality. The FilePro SHV Series is designed to be a tier one file server alternative. The Company's four servers are available in single to quad Pentium III Xeon processor configurations and all feature Intel LanDesk server management software. Designed for current networking platforms, the FilePro SHV servers are certified compatible with various operating systems, including Microsoft NT, Novell and UNIX. The CyberBook Series of notebooks is designed to offer full functionality to mobile users, including high performance graphic capabilities, large active matrix screens and full multimedia capabilities. The CyberBook Series is available in Intel Celeron or Intel Pentium II mobile processors with storage capacities up to 10.1GB. This series of three notebooks comes standard with carrying case, AC-adapter, battery and a Windows 98 operating system.

BUILDTOORDERPC.COM

         The Company is developing buildtoorderpc.com(TM), a proprietary Internet-based development tool, to capitalize on two significant trends: e-commerce and the desire for custom-built, custom-configured computer systems. Through buildtoorderpc.com, the Company intends to provide end-users with the ability to custom-configure, price and order CyberStar(R) or dealer-branded products directly on-line through a dealer's website.

         The heart of buildtoorderpc.com is the Company's innovative and proprietary configurator. The Company is designing the configurator to link participating dealers' websites directly to the Company. The configurator is being designed to act as an invisible window that will route orders placed with individual dealers to the Company for processing and fulfillment. The Company's configurator is also being designed to test compatibility of the various component and system choices made by end-users, thus prohibiting end-users from making incompatible software, hardware and component choices.


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         The products ordered via buildtoorderpc.com can be manufactured with the CyberStar(R) brand name or with a dealer's brand name. The Company believes that custom-built, custom-configured computers provide solutions that are relevant to the needs of end-users. While the Company will maintain proprietary rights in buildtoorderpc.com and its configurator, the Company will provide them to its dealers for their use, free of charge. The Company believes that buildtoorderpc.com will allow dealers to meet their needs in a flexible and efficient manner, and in a manner that allows dealers to provide cutting-edge technological choices without having to maintain significant inventory levels.

         Development of buildtoorderpc.com has been completed for end-user customers and is scheduled to launch in September 1999 under the Company's own end-user site. The Company is nearing completion of the development of buildtoorderpc.com for its dealers. Upon completion of development, the Company plans to beta test this concept with a limited number of dealers. During beta testing, the Company will also continue internal refinements of buildtoorderpc.com. The Company plans to commence beta tests during the fourth quarter of 1999, expects to complete beta testing during the first quarter of 2000 and to make buildtoorderpc.com available to its dealers during the second quarter of 2000.

VAR DIVISION

         Through its VAR division, the Company acts as a reseller of products offered by other manufacturers, such as Compaq, IBM, Hewlett Packard and Apple, that offer branded products to end-users. The Company also offers end-users CyberStar(R) or other non-branded peripheral products as alternatives to those offered by tier one manufacturers through its VAR division.

MAJOR CUSTOMERS

         The Company had two customers which represented 44% of sales in 1998 and one customer which represented 31% of its sales in 1999. For the three months ended May 31, 1998 and 1999, the Company had one customer which represented 43% of sales and two customers which represented 33% of sales, respectively.

SALES AND MARKETING

         The Company currently distributes its products through a nationwide network of approximately 275 authorized dealers consisting of qualified VARs, systems integrators and office equipment dealers.

         The Company is developing buildtoorderpc.com to capitalize on trends toward increased Internet usage by dealers. The Company believes that by enabling participating dealers to offer custom-built, custom-configured computer systems, it will be able to retain existing dealer relationships and create new ones.

         The Company's reseller and dealer customers are not and are not expected to be contractually committed to future purchases of the Company's products. These parties could discontinue carrying the Company's products at any time. The loss of any of the Company's major customers could adversely affect the Company's results of operations until alternative distribution channels could be established, of which there can be no assurance.

MANUFACTURING AND SUPPLIERS

         The Company's manufacturing operations are currently located at its executive offices and include facilities to (i) procure, inspect and test circuit boards and (ii) assemble, test and package finished products. All components are tested before undergoing final assembly. Once assembled, all systems undergo a series of diagnostic tests for up to 24 hours. The Company


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performs various levels of assembly on all of the products marketed under the
CyberStar(R) name, except for monitors, which are delivered fully assembled and branded as CyberStar.

         The Company currently procures all of its components from outside suppliers. The Company generally utilizes standard parts and components available from multiple vendors. However, the Company is technologically-dependent on Microsoft to provide Microsoft NT and Windows. The Company purchases components pursuant to purchase orders placed in the ordinary course of business and has no guaranteed supply arrangements with single source suppliers. Reliance on suppliers generally involves risks, including the possibility of defective parts, shortage of components, increases in component cost and disruptions in delivery of components. From time to time, increases in demand for PCs have created industry-wide shortages of key components, such as microprocessors. Pursuant to the Company's arrangement with Intel, Intel microprocessors are available to the Company in quantities that the Company believes will be adequate to meet its anticipated requirements. However, if the Company is unable to obtain sufficient quantities of any components, the Company will experience delays in product shipments that would adversely affect sales. In addition, such supply shortages may cause price increases that could result in lower margins and adversely affect the Company's operating results.

         In addition to microprocessors, the Company purchases file server components, network interface cards and ATX motherboards from Intel for use in the Company's branded products. The Company is, and will continue to be, heavily dependent on Intel, not only for microprocessors and other components, but also for manufacturing, research and development and marketing support. The arrangements that the Company has with Intel are not exclusive and can be terminated at any time. There can be no assurance that Intel will continue its relationship with the Company or that it will support the Company's operations at the level currently anticipated. The loss of these arrangements with Intel would have a material adverse effect on the Company's business.

         The Company purchases notebook products from Taiwanese manufacturers. The Company resells these notebooks under the CyberStar(R) name to dealers and end-users. The Company's ability to bring its notebook products to market is highly dependent upon these third-party vendors to effectively design, develop and manufacture these products. Should these companies not be able to design, develop or manufacture the Company's products in a timely manner, the Company's sales, cash flows and profitability could be materially and adversely affected.

         The Company recently improved its inventory controls and purchasing systems by making software upgrades. The Company's business model provides it with the ability to operate with reduced levels of component and finished goods inventories, and the Company's limited success to date has been due in part to its asset management practices, including its ability to achieve rapid inventory turns. The Company's ability to aggressively manage its inventory has been enhanced by favorable supply conditions in the computer industry. Less favorable supply conditions, as well as other factors beyond the Company's control, may require or result in increased inventory levels in the future, which could have a material adverse effect on the Company's cash flows.


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


COMPETITION

         The microcomputer industry is intensely competitive and characterized by dynamic customer demand patterns, frequent introduction of new products, technological advances and product obsolescence. In addition, the pricing environment is extremely competitive, and there are a variety of competing distribution channels. The Company anticipates that the microcomputer industry will continue to experience intense price competition and dramatic price reductions, as well as intense competition among distribution channels. In addition to pricing, the principal elements of competition among manufacturers are product quality and usability, performance characteristics, distribution capability, ability to customize, service and support and reputation. The Company competes with a number of large tier one and tier two manufacturers, including Compaq, IBM, Hewlett-Packard, Apple, Dell, Gateway, and Packard Bell NEC. The Company competes with the larger name manufacturers mostly on the basis of quality, price and performance. In addition, the Company competes with an even larger number of smaller distributors, such as Supercom and Almo, which market through a single distribution channel. The Company competes with these smaller distributors on the basis of name recognition, quality, usability and performance characteristics, as well as service, support and reputation. Substantially all of the Company's competitors have significantly greater financial, marketing and technological resources than the Company.

INTELLECTUAL PROPERTY

         The Company owns no patents, nor has the Company applied for any patents covering its products. The Company is subject to risks related to misappropriation of the Company's proprietary technology upon which buildtoorderpc.com is being designed. While the Company believes that it is designing buildtoorderpc.com to be secure, computer "hackers" are becoming increasingly sophisticated. Any misappropriation of the Company's technology could subject the Company to increased competition and the loss of the Company's perceived advantage over other competitors.

         The Company obtained the rights to the registered trademark "CyberStar(R)" through its acquisition of CyberStar(R) Computer Systems in February 1995. The Company's registration of the "CyberStar(R)" mark is limited to its use on products within the class of electronic and scientific apparatus. Any use of the mark by others on products in other classes may cause dilution of the mark and the goodwill the Company has created in the mark. The Company has applied for federal trademark protection on buildtoorderpc.com(TM). The Company claims common law trademark rights in FilePro(TM) file server and CyberBook(TM) notebook.

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


SERVICE AND PRODUCT WARRANTY


         The Company provides dealers with access to its technical support line for answers to questions that require immediate attention. The Company maintains a data base of technical information that it can easily access in response to customer inquiries in order to provide quick and accurate answers to its dealers. The Company also provides file access for its dealers, featuring a secure Bulletin Board Service and Internet site equipped to provide access to up-to-date support and technical information. The Company also provides its dealers with current product information, including manuals, specifications and product change notifications.

         To support its end-users, the Company contracts with Micro Warranty Services L.L.C. ("MWS") of Irving, Texas to provide all CyberStar(R) desktops, workstations, notebooks, and file servers with on-site warranty service. End-users are provided with 24 hour, 7 days per week toll-free help desk support and an on-site repair program. The help desk and parts dispatch are handled by MWS through its toll-free service line, while parts are shipped via overnight service by the Company. Similar to tier one manufacturers, an authorized CyberStar(R) dealer performs the repair work and is reimbursed for its services.

         The Company utilizes what it believes is an effective product tracking system which allows it to track product failure history from initial quality control testing to customer arrival and up to twelve months thereafter. Each CyberStar(R) product is sold with a one-year warranty for the benefit of the end-user. The warranty can be upgraded to either a one- or three-year on-site warranty for a modest upgrade price.

GOVERNMENT REGULATION

         In the United States, the Federal Communications Commission (the "FCC") regulates the radio frequency emissions of computing equipment. The FCC has established two standards for computer products, Class A and Class B. Only Class B products may be sold for use in a residential environment. Both Class A and Class B products may be sold for use in a commercial environment. All of the Company's current desktop, notebook, workstation and network server systems are sold under the more restrictive Class B certification.

         The Company's business also is subject to regulation by various other federal and state governmental agencies. Such regulation includes the antitrust regulatory activities of the U.S. Federal Trade Commission and Department of Justice, the import/export regulatory activities of the U.S. Department of Commerce and the product safety regulatory activities of the U.S. Consumer Products Safety Commission.

         The Company also is required to obtain regulatory approvals in other countries prior to the sale or shipment of products. In certain jurisdictions, such requirements are more stringent than in the United States. Many developing nations are just beginning to establish safety, environmental and other regulatory requirements, which may vary greatly from U.S. requirements.


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


EMPLOYEES

         As of July 31, 1999, the Company had 18 employees, of which 17 were full-time employees. None of the Company's employees is represented by a union. The Company believes that its relations with its employees are good.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

OVERVIEW

         The Company has two operating divisions, the CyberStar(R) division and the VAR division. Revenues from CyberStar(R) operations are generated through the sale of a wide range of computer systems and products, including personal computers, work stations and file servers, under the CyberStar(R) brand name. The VAR division is an authorized reseller of products from Compaq, CyberStar, IBM, Hewlett-Packard and Apple, among others, as well as selling non-branded products.

RESULTS OF OPERATIONS

YEARS ENDED FEBRUARY 28, 1999 AND 1998

         Sales decreased by 10% to $4,854,299 in fiscal 1999 from $5,376,651 in fiscal 1998. This decrease was due primarily to reduced sales to a major customer and price decreases intended to stimulate sales volume. In fiscal 1999 and fiscal 1998, CyberStar(R) division sales accounted for 66% and 97%, respectively, of total sales. Sales for the VAR division increased significantly in fiscal 1999.

         Gross profit decreased by 36% to $638,459 in fiscal 1999 from $996,659 in fiscal 1998. Gross profit as a percentage of sales was 13% in fiscal 1999 as compared to 18% in fiscal 1998. The decrease in gross profit percentage was primarily due to the price reductions noted above.

         Selling, general and administrative expenses increased by 47% to $1,567,154 in fiscal 1999 from $1,065,011 in fiscal 1998, and operating expenses, as a percentage of sales, were 32% in fiscal 1999 as compared to 20% in fiscal 1998. These increases were primarily due to increases in staff in preparation for the launch of the Company's e-commerce site.

         The Company's loss from operations increased to $(928,695) in fiscal 1999 from $(68,352) in fiscal 1998, reflecting both the decrease in gross profit and the increase in operating expenses.

         Interest expense decreased by 28% to $5,759 in fiscal 1999 from $8,033 in fiscal 1998 primarily as a result of the decrease in borrowings throughout the year. The Company raised $876,881 through the sale of common stock in a private offering in fiscal 1999.

         As a result of the foregoing factors, net loss increased to $(920,057) in fiscal 1999 from $(70,772) in fiscal 1998.


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THREE MONTHS ENDED MAY 31, 1999 AND 1998

         For the first quarter of fiscal 2000, net sales were $1,151,470, compared to $1,228,759 in the corresponding fiscal 1999 period. CyberStar(R) division sales accounted for approximately 66% of net sales, compared to 97% in the first quarter of the prior year. This decrease was due primarily to reduced sales to a major customer.

         Gross profit for the first quarter of fiscal 2000 was $195,906, compared to $203,893 in the prior year. In both periods, gross profit was 17% of sales. The decrease in gross profit dollars is a result of lower sales in the first quarter of fiscal 2000 as compared to the prior year period.

         Selling, general and administrative expenses were $264,846, or 23% of sales, in the first quarter of fiscal 2000, compared to $361,448, or 29% of sales in the corresponding 1999 period. This decrease is due primarily to reduction in staff, resulting in lower salary and other employee-related expenses.

         The Company's loss from operations was $(68,940) for the first quarter of fiscal 2000, compared to $(157,555) in first quarter of fiscal 1999. This improvement primarily reflects the effects of the decrease in selling, general and administrative expenses discussed above.

         As a result of the foregoing factors, the Company recorded a net loss of $(70,473) for the first quarter of fiscal 2000, compared to $(161,947) in the corresponding period in fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash position at February 28, 1999 was $73,191, a decrease from $104,008 at February 28, 1998. During the twelve months ended February 28, 1999, net cash used in operating activities was $694,560 primarily due to a decrease in sales along with an increase in operating expenses.

         Net cash from financing activities in the twelve months ended February 28, 1999 consisted primarily of net proceeds of $876,881 from the sale of common stock which was offset by payments of $125,000 on outstanding borrowings under the Company's revolving credit facility.

         Net cash flows used in investing activities in the twelve months ended February 28, 1999 was $88,138 due to the purchases of property and equipment.

         The Company's cash position at May 31, 1999 was $22,715, a decrease from $73,191 at February 28, 1999, primarily due to repayment of debt.

         During the three months ended May 31, 1999, net cash provided in operating activities was $91,096 primarily due to the reduction of operating expenses resulting from the decrease in staff.

         Net cash used for financing activities in first quarter 2000 consisted primarily of payments of $150,000 on outstanding borrowings under the Company's revolving credit facility.

         The Company had a revolving line of credit of $150,000 with a bank. This line of credit was secured by all of the Company's assets and the personal guaranty of the majority shareholder. Borrowings under the line accrued interest at a rate of 1.5% over prime rate and the balance outstanding at February 28, 1999 was $150,000. The balance outstanding was paid in full subsequent to February 28, 1999. The line of credit expired on April 25, 1999 and was not renewed.

         In May 1999 the Company entered into an agreement whereby it can sell receivables or borrow money up to 80% of the eligible receivable balance. The Company pays a 1% commission on all receivables sold or is charged interest at a rate of 8% or prime plus 1-1/2%, whichever is greater, for receivables which are borrowed against. This agreement is for one year and automatically renews until either party terminates the agreement. The minimum commissions payable under this agreement are $24,000 per year.

         Subsequent to May 31, 1999, the Company received payment of an insurance receivable of $246,380. Management believes that cash on hand together with funds available under the agreement noted above will be sufficient to satisfy fiscal 2000 operating requirements.

YEAR 2000 READINESS

         Computers, software and other equipment utilizing microprocessors that use only two digits to identify a year in a date field may be unable to accurately process certain date-based


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information at or after the year 2000. This is commonly referred to as the "Year
2000 issue." The Company has analyzed the Year 2000 readiness issues related to its computer systems and determined that all systems critical to managing the business are Year 2000 compliant and its customer service and billing vendor's systems are also Year 2000 compliant.

         The Company has identified its critical component and service providers and is contacting each such vendor to assess that vendor's Year 2000 readiness and expects to complete a review of all of its critical vendors by no later than October 15, 1999. Because the Company is relying on information provided to it by third parties to assess the year 2000 readiness of such vendors, the Company cannot provide assurances that all of its critical vendors are or will be Year 2000 ready. Therefore, the Company cannot provide assurances that the Company will not be adversely affected by the Year 2000 change.

         The Company has analyzed the Year 2000 readiness status of the products manufactured by the Company and implemented an ongoing testing and monitoring program to help enable all current computer hardware offerings to meet the Company's Year 2000 readiness standards. The Company's current product offerings meet the Company's Year 2000 readiness standards. Hardware previously manufactured by the Company can generally be updated to meet the Company's Year 2000 readiness standards through BIOS upgrades or software patches. The Company has created a Web site, at www.cyberstarpc.com/y2000, which contains detailed information about the Year 2000 issue, the Company's Year 2000 readiness standards and its Year 2000 program. Through the Web site, customers can assess the Year 2000 readiness of their hardware and can obtain software patches and BIOS upgrades from the Company, free of charge, to help prepare the hardware for the Year 2000 rollover. Customers without Internet access may request free copies of the software patches and BIOS upgrades by telephone or mail. The Company's Year 2000 readiness program applies only to CyberStar hardware manufactured by the Company. Although the Company has attempted to ascertain the year 2000 status of third party software and peripherals loaded on or distributed with Company computer systems, it does not and cannot guarantee the Year 2000 status of any software or peripherals provided by third parties.

         The Company expects that the total costs of its Year 2000 readiness program will not be material to its financial condition or results of operation. All costs are charged to expense as incurred and do not include potential costs related to any customers or other claims or the cost of internal software and hardware replaced in the normal course of business.

         The Company believes that the most likely worst case scenarios would involve the interruption of crucial suppliers as a result of infrastructure failures or third party vendor failures. As a result, the Company is developing contingency plans that will address each of the most likely worst case scenarios. Such contingency plans are expected to be complete no later than December 1, 1999. The Company believes that it is taking appropriate steps to assess and address its Year 2000 issues and currently does not expect that its business will be adversely affected by Year 2000 issue in any material respect. Nevertheless, achieving Year 2000 readiness is dependent on many factors, some of which are not completely within the Company's


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control. Should either the Company's internal systems and devices or the internal systems and devices or one or more critical vendors fail to achieve Year 2000 readiness, the Company's business and its results of operations could be adversely affected. There can be no assurance that the Company or its business will not be adversely impacted by any year 2000 problems that may be experienced by its customers, suppliers, dealers, distributors, regulators or others.

FORWARD-LOOKING INFORMATION

         Any statements contained herein related to future events are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based upon the Company's current expectations and judgments about future developments in the Company's business and may be affected by several factors, including, without limitation, the Company's ability to respond to customer demands, the success of the Company's ecommerce site, the Company's ability to sell its products at a profitable price, the Company's readiness for Year 2000 as well as the readiness of third parties with whom the Company does business, and other factors affecting the computer industry in general. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any such statements to reflect actual events.

ITEM 3.       DESCRIPTION OF PROPERTY.

         The Company leases approximately 14,265 square feet of space used for offices, assembly, manufacturing and packaging at 6825 Shady Oak Road, Eden Prairie, Minnesota 55344 at a monthly rent of $10,700. This lease expires on April 30, 2000. The Company believes that these premises will meet its requirements for facilities for the remainder of the lease term.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information as of July 31, 1999 with respect to the number of shares of Common Stock beneficially owned by (i) each person known to the Company to own beneficially 5% or more of the Common Stock; (ii) each director of the Company; (iii) the Chief Executive Officer, and
(iv) all directors and executive officers of the Company as a group. Unless otherwise noted, each person listed below has sole voting and investment power with respect to his shares. The address for each individual set forth below is 6825 Shady Oak Road, Eden Prairie, Minnesota 55344.

                                                                   PERCENTAGE OF
                                                     NUMBER OF    OF OUTSTANDING
           NAME OF BENEFICIAL OWNER(1)                SHARES          SHARES
           ---------------------------               ---------    --------------

Richard A. Pomije                                    3,112,386         79.1%

James T. Greenfield                                    100,000(2)       2.5

Ed Havlik                                                5,000          *

All directors and executive officers as a group
(5 persons)                                          3,284,054(3)      80.1

--------------

*    Indicates an amount less than 1%
(1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Commission and, accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days.
(2) Includes 100,000 shares of Common Stock purchasable pursuant to the exercise of currently exercisable options.
(3) Includes 166,668 shares of Common Stock purchasable pursuant to the exercise of currently exercisable options.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Set forth below is certain information concerning each of the directors, executive officers and significant employees of the Company.

                NAME                AGE                  POSITION
                ----                ---                  --------

         Richard A. Pomije          44        President, Secretary, Treasurer
                                              and Director
         Brian Fredrickson          40        National Marketing Manager
         Richard Palmer             40        Senior Buyer
         James T. Greenfield        54        Director
         Ed Havlik                  43        Director

         RICHARD A. POMIJE has been with the Company since 1982 and has served as President, Secretary, Treasurer, and a director since 1996. He had previously served in such positions from 1983 through 1992. Mr. Pomije's primary responsibilities include overall strategic planning for the Company. Mr. Pomije holds a degree in Communication Technology, Audio Technology and Technical Services from Brown Institute. Mr. Pomije also received a First Class FCC license with radar endorsement.

         BRIAN FREDRICKSON has been the National Marketing Manager of the CyberStar(R) Division since February 1995. Mr. Fredrickson is responsible for the overall sales and marketing efforts of the CyberStar(R) Division and the hiring, training and management of the employees directly involved with the CyberStar(R) Division. From 1993 to 1995, Mr. Fredrickson was the Sales and Marketing Manager of CyberStar(R) Computer Systems, Inc. From 1988 to 1993, Mr. Fredrickson was the marketing manager at Northern Computer Systems, the company which trademarked the CyberStar(R) brand name.

         RICHARD PALMER has been the Purchasing Manager at CyberStar since July 1993. Mr. Palmer is responsible for the overall buying and procurement of products for the Company. He also assists with inventory management and product management. From 1990 to 1993 Mr. Palmer was a Senior Account Executive with ComputerWare Data Products where he was responsible for procuring computer products for the sale to end-user business accounts.

         JAMES T. GREENFIELD became a director in December 1997. Mr. Greenfield had previously served as Secretary and Treasurer of the Company from 1992 to 1996. From 1982 through the present, Mr. Greenfield has served as the President of Stone Fabrics, Inc., a wholesaler of fabrics. Mr. Greenfield is the brother-in-law of Mr. Pomije.

         ED HAVLIK has been a director of the Company since February 1998. Since 1990, Mr. Havlik has served as National Sales Manager for Panasonic Multimedia Division. Until 1994, Mr. Havlik also served as Western Regional Manager for Panasonic OAG.

         The Company's directors are elected at the annual meeting of the shareholders and serve until their successors are elected and qualified. The officers of the Company are elected by the Board of Directors and serve at the discretion of the Board of Directors or until their earlier resignation or removal.

ITEM 6.       EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

         The following table sets forth the compensation paid by the Company for services rendered during the fiscal years ended February 28, 1999, 1998 and 1997 to the Company's Chief Executive Officer, the only officer whose cash compensation exceeded $100,000 in fiscal 1999.

                                                 ANNUAL COMPENSATION
                                       --------------------------------------
       NAME AND                                               OTHER
  PRINCIPAL POSITION         YEAR       SALARY($)     ANNUAL COMPENSATION(1)
-----------------------     ------     -----------   ------------------------

Richard A. Pomije,           1999       $ 69,615            $ 15,094
Chief Executive Officer      1998        112,692              19,451
                             1997         55,443              16,849

(1)  Amounts paid for Mr. Pomije's business use of automobiles.

     No stock options have been granted to Mr. Pomije.

STOCK OPTION PLAN

         In December 1996, the Board of Directors and shareholders of the Company adopted the CyberStar(R) Computer Corporation 1996 Stock Option Plan (the "Plan"). The Plan provides for the granting of options to purchase shares of Common Stock to key employees, directors and consultants of the Company. The Company has reserved 1,000,000 shares of Common Stock for issuance under the Plan. The Plan provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and non-statutory stock options (options which do not meet the requirements of Section 422). The exercise price of incentive options granted under the Plan may not be less than the fair market value of the Common Stock on the date of grant. The exercise price of non-statutory options granted under the Plan may not be less than 85% of the fair market value of the Common Stock on the date of grant. As of May 31, 1999, options to purchase 302,184 shares of Common Stock at an average price of $1.85 per share were outstanding under the Plan.

DIRECTORS' COMPENSATION

         To date, the Company has not paid any cash compensation to its directors for their services as directors. The Company may pay fees to its outside directors when the Company becomes profitable.

         In June 1998, an option to purchase 100,000 shares of Common Stock at $3.00 per share was granted to James T. Greenfield.

         In July 1999, the Company issued 5,000 shares of its Common Stock to Ed Havlik as partial consideration for his service on the Board. Such shares were valued at $12,500 as of the date of issuance.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         None

ITEM 8.       DESCRIPTION OF SECURITIES.

GENERAL

         The description of the Company's capital stock contained herein is qualified by reference to the Company's Articles of Incorporation, as amended to date, and Bylaws. The Company's authorized capital stock consists of 20,000,000 shares, par value $0.01 per share.

COMMON STOCK

         As of the date hereof, the Company has 3,933,095 shares of Common Stock issued and outstanding and an additional 1,050,000 shares of Common Stock reserved for issuance under the Company's stock option plans and outstanding warrants. The Company has authorized only one class of Common Stock. The holders of Common Stock are entitled to one vote for each share on all matters voted upon by the Company's shareholders, including the election of directors, and there is no cumulative voting. The holders of the Common Stock are also entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

         The Board of Directors of the Company, without further action by the Company's shareholders, is authorized to issue preferred stock or other senior equity securities in one or more class or series and to determine preferences as to dividends and in liquidation, and conversion, redemption and other rights of each such series. The Company's Board of Directors could issue a class or series of preferred stock or other senior equity securities with rights more favorable with respect to dividends, voting and liquidation than those held by the holders of Common Stock. The issuance of preferred stock or other senior equity securities may have the effect of delaying, deferring or preventing a change in control of the Company. No shares of preferred stock or other senior equity securities are outstanding and the Company has no present plans to issue such stock or securities.

ANTITAKEOVER PROVISIONS

         The existence of authorized but unissued preferred stock described above, and certain provisions of the Company's Articles of Incorporation and Minnesota law, described below, could have an antitakeover effect. These provisions could have the effect of discouraging some attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

         Section 302A.671 of Minnesota Statutes applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of the Company's shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the Company's shareholders have voted not to grant voting rights to the acquiring person's shares.

         Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder that purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

WARRANTS

         The Company has outstanding warrants exercisable for an aggregate of 50,000 shares of Common Stock at an exercise price of $2.20 per share. These warrants, which expire April 27, 2003, were issued to the selling agent for a private placement in 1998. The warrants provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalization, stock dividends, stock splits or other changes in the corporate structure of the

Company. Holders of the warrants are entitled to certain participatory and demand registration rights for the shares of Common Stock issuable upon exercise of the warrants.

DIVIDEND POLICY

         To date the Company has paid no cash dividends on its Common Stock. The Company intends to retain its future earnings, if any, to make acquisitions, finance the expansion of its business and for general corporate purposes. The Company does not anticipate paying any cash dividends on its Common Stock in the future. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

TRANSFER AGENT

         The transfer agent for the Company's Common Stock is Signature Stock Transfer Inc.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock has been traded on the OTC Bulletin Board since June 12, 1998. The high and low prices for the last three quarters in fiscal 1999 and the first quarter of fiscal 2000 as provided to the Company by Global Financial Group, Inc. are as follows:

         QUARTER ENDED                     HIGH            LOW

         August 31, 1998                  $4.00          $2.00

         November 30, 1998                 4.00           1.75

         February 28, 1999                 4.00            .88

         May 31, 1999                      4.00           1.63

         These quotations represent interdealer prices, without retail markup, markdown, or commission, and may not reflect actual transactions.

         As of August 26, 1999, there were approximately 22 record holders of the Company's Common Stock.

         The Company has paid no cash dividends in its Common Stock.

ITEM 2.       LEGAL PROCEEDINGS.

         On July 22, 1999, Martin J. McIntyre commenced an action against the Company in the Circuit Court of Cook County, Illinois, alleging that he is entitled to compensation for providing services to the Company in connection with obtaining financing. The Company believes that Mr. McIntyre's claim is without merit and intends vigorously to defend against the claim.

         The Company is, from time to time, a party to litigation arising in the normal course of its business. The Company believes that none of these actions will have a material adverse effect on the financial condition or results of operations of the Company.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not applicable.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.

         The following share amounts have been adjusted to reflect a reverse stock split in December 1997.

         In February 1997, the Company sold 244,280 shares of Common Stock to eight private investors for aggregate consideration of $671,770. In March 1997, the Company sold 60,000 shares of Common Stock to four private investors (one of whom had also purchased in February 1997) for aggregate consideration of $180,000. No selling agent was used for these sales.

         In April 1998, the Company sold 500,000 shares of Common Stock to ten investors (five of whom had invested in 1997) for aggregate consideration of $1,000,000 (less the selling agent's commissions and expenses of $100,000). The Company also issued warrants to purchase

50,000 shares of Common Stock at $2.20 per share to the selling agent, Global Financial Group, Inc. This offering was conducted in compliance with Rule 504 of Regulation D under the Securities Act of 1933.

         In September 1998, the Company issued 11,429 shares of Common Stock, valued at $40,000, as consideration for the purchase of the assets of Vision Business Systems.

         In July 1999, the Company issued 5,000 shares of Common Stock to Ed Havlik, a director of the Company (as partial consideration for his service on the Board).

         The Company has also granted options to purchase, in the aggregate, 438,684 shares of Common Stock, at an average exercise price of $1.95, to employees. None of these options has been exercised, and options for 81,500 shares have been cancelled. The Company plans to rely on Rule 701 under the Securities Act for these transaction.

         Except as noted above, the Company relied upon the exemption from the registration provided by Section 4(2) of the Securities Act.

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Unless prohibited in a corporation's articles or bylaws, Minnesota Statutes Section 302A.521 requires indemnification of officers, directors, employees and agents, under certain circumstances, against judgments, penalties, fines, settlements and reasonable expenses (including attorneys' fees and disbursements) incurred by such persons in connection with the acts or omissions of such persons in their official capacities. Section 302A.521 of the Minnesota Business Corporation Act also provides that the Company shall indemnify any director, officer, employee or agent of the Company made or threatened to be made a party to a legal proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met.

         The Company's Articles of Incorporation provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for dividends, stock repurchases and other distributions made in violation of Minnesota law or for violations of federal or state securities laws, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of the provision in the Company's Articles of Incorporation limiting such liability.

         The Company's Bylaws provide that each director and officer of the Company, whether or not then in office, shall be indemnified by the Company against all costs, attorneys' fees and expenses reasonably incurred by or imposed upon him or her in connection with or arising out of any action, suit, or proceeding in which he or she may be involved by reason of being or having been a director or officer of the Company or of a subsidiary of the Company; said expenses shall include the cost of reasonable settlements made with view of curtailment of costs of litigation. Neither the Company nor any subsidiary shall, however, indemnify any director or officer for expenses incurred or imposed upon him or her in any action, suit, or proceeding brought against him or her by the Company or any subsidiary with respect to matters as to which he or she shall be finally adjudged in any such action, suit, or proceeding to have been derelict in the performance of his or her duty as officer or director, nor in respect of any matter on which any settlement or compromise is effected, if the total expense which might reasonably be incurred by such director or officer in conducting such litigation to a final conclusion would be less than the settlement amount. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Minnesota Statutes or otherwise, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         The Company intends to maintain liability insurance for the benefit of the Company and its directors and officers.

                         CYBERSTAR COMPUTER CORPORATION

                              FINANCIAL STATEMENTS


                     YEARS ENDED FEBRUARY 28, 1998 AND 1999




                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Balance Sheets.................................................................2
Statements of Operations.......................................................3
Statement of Stockholders' Equity..............................................4
Statements of Cash Flows.......................................................5
Notes to Financial Statements..................................................6

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
CyberStar Computer Corporation

We have audited the accompanying balance sheets of CyberStar Computer Corporation as of February 28, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CyberStar Computer Corporation at February 28, 1998 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                              /s/ Ernst & Young LLP

Minneapolis, Minnesota
April 9, 1999

                         Cyberstar Computer Corporation

                                 Balance Sheets

                                                                FEBRUARY 28               MAY 31,
                                                           1998            1999            1999
                                                       -------------------------------------------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
   Cash                                                $   104,008     $    73,191     $    22,715
   Accounts receivable, less allowance for doubtful
      accounts - $20,000 at February 28, 1998, and
      $16,700 at February 28, 1999 and May 31, 1999      1,014,408         693,490         484,289
   Inventories                                             437,301         463,303         367,122
   Insurance receivable                                         --         246,380         246,380
   Deferred financing costs                                 47,600          25,000          25,000
   Prepaid expenses                                          1,907          15,680          15,887
                                                       -------------------------------------------
Total current assets                                     1,605,224       1,517,044       1,161,393

Property and equipment:
   Office equipment and furniture                          119,896         224,404         215,976
   Leasehold improvements                                   33,115          37,270          37,270
   Production equipment                                     27,382          46,857          46,857
                                                       -------------------------------------------
                                                           180,393         308,531         300,103
   Accumulated depreciation                                (57,504)       (133,988)       (153,109)
                                                       -------------------------------------------
                                                           122,889         174,543         146,994
                                                       -------------------------------------------
Total assets                                           $ 1,728,113     $ 1,691,587     $ 1,308,387
                                                       ===========================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Note payable to bank                                $   275,000     $   150,000     $        --
   Accounts payable                                        621,110         647,152         568,714
   Accrued payroll and payroll taxes                        34,590          34,273          12,505
   Accrued liabilities                                      59,946         125,871          63,350
                                                       -------------------------------------------
Total current liabilities                                  990,646         957,296         644,569

Stockholders' equity:
   Common stock, $.01 par value
      Authorized shares - 20,000,000
      Issued and outstanding shares - 3,416,666 at
         February 28, 1998, and 3,928,095 at
         February 28, 1999 and May 31, 1999                 34,167          39,281          39,281
   Additional paid-in capital                              989,262       1,901,029       1,901,029
   Accumulated deficit                                    (285,962)     (1,206,019)     (1,276,492)
                                                       -------------------------------------------
Total stockholders' equity                                 737,467         734,291         663,818
                                                       -------------------------------------------
Total liabilities and stockholders' equity             $ 1,728,113     $ 1,691,587     $ 1,308,387
                                                       ===========================================

SEE ACCOMPANYING NOTES.

                         Cyberstar Computer Corporation

                            Statements of Operations

                                                                         THREE MONTHS
                                    YEAR ENDED FEBRUARY 28               ENDED MAY 31
                                     1998             1999           1998            1999
                                 -----------------------------------------------------------
                                                                          (UNAUDITED)
Sales                            $ 5,376,651     $ 4,854,299     $ 1,228,759     $ 1,151,470
Cost of sales                      4,379,992       4,215,840       1,024,866         955,564
                                 -----------------------------------------------------------
Gross profit                         996,659         638,459         203,893         195,906

Operating expenses:
   General and administrative        845,580       1,412,754         332,693         245,490
   Sales and marketing               219,431         154,400          28,755          19,356
                                 -----------------------------------------------------------
                                   1,065,011       1,567,154         361,448         264,846
                                 -----------------------------------------------------------
Loss from operations                 (68,352)       (928,695)       (157,555)        (68,940)

Other income (expense):
   Interest income                     4,356          17,824             811           1,285
   Interest expense                   (8,033)         (5,759)         (4,294)         (2,192)
   Other income (expense)              1,257          (3,427)           (909)           (626)
                                 -----------------------------------------------------------
                                      (2,420)          8,638          (4,392)         (1,533)
                                 -----------------------------------------------------------
Net loss                         $   (70,772)    $  (920,057)    $  (161,947)    $   (70,473)
                                 ===========================================================

Basic and dilutive net loss
   per share                     $      (.02)    $      (.24)    $      (.05)    $      (.02)

Weighted average shares
   outstanding                     3,232,199       3,880,083       3,182,893       3,928,095

SEE ACCOMPANYING NOTES.

                         Cyberstar Computer Corporation

                        Statement of Stockholders' Equity

                                                          COMMON STOCK          ADDITIONAL
                                                    -------------------------     PAID-IN       ACCUMULATED
                                                      SHARES        AMOUNT        CAPITAL         DEFICIT          TOTAL
                                                    -----------------------------------------------------------------------
Balance, February 28, 1997                          3,170,870    $    31,709    $   818,391     $  (215,190)    $   634,910
   Sale of common stock, net of offering costs
     of $6,671                                         14,365            144        173,185              --         173,329
   Stock price adjustment                             231,431          2,314         (2,314)             --              --
   Net loss                                                --             --             --         (70,772)        (70,772)
                                                    -----------------------------------------------------------------------
Balance, February 28, 1998                          3,416,666         34,167        989,262        (285,962)        737,467
   Sale of common stock, net of offering costs
     of $123,119                                      500,000          5,000        871,881              --         876,881
   Issuance of common stock for asset purchase         11,429            114         39,886              --          40,000
   Net loss                                                --             --             --        (920,057)       (920,057)
                                                    -----------------------------------------------------------------------
Balance, February 28, 1999                          3,928,095         39,281      1,901,029      (1,206,019)        734,291
   Net loss                                                --             --             --         (70,473)        (70,473)
                                                    -----------------------------------------------------------------------
Balance, May 31, 1999 (unaudited)                   3,928,095    $    39,281    $ 1,901,029     $(1,276,492)    $   663,818
                                                    =======================================================================

SEE ACCOMPANYING NOTES.

                         Cyberstar Computer Corporation

                            Statements of Cash Flows

                                                YEAR ENDED FEBRUARY 28    THREE MONTHS ENDED MAY 31
                                                  1998          1999          1998         1999
                                               ---------------------------------------------------
                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                       $ (70,772)    $(920,057)    $(161,947)    $ (70,473)
Adjustments to reconcile net loss to net
   cash (used in) provided by operating
   activities:
      Depreciation                                33,453        76,484         8,000        19,121
      Changes in operating assets and
        liabilities:
           Accounts receivable                  (766,607)      320,918       437,537       209,201
           Inventories                          (236,006)      (26,002)      142,236        96,181
           Insurance receivable                       --      (246,380)           --            --
           Deferred financing costs              (47,600)       22,600        47,600            --
           Prepaid expenses                         (707)      (13,773)        1,867          (207)
           Accounts payable                      465,802        26,042      (411,729)      (78,438)
           Accrued expenses                       42,973        65,608         5,324       (84,289)
                                               ---------------------------------------------------
Net cash (used in) provided by operating
   activities                                   (579,464)     (694,560)       68,888        91,096

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and
   equipment                                          --            --            --         8,428
Purchases of property and equipment             (125,876)      (88,138)      (39,979)           --
                                               ---------------------------------------------------
Net cash (used in) provided by investing
   activities                                   (125,876)      (88,138)      (39,979)        8,428

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from sale of common stock           173,329       876,881       901,921            --
Net proceeds (payments) on line of credit        275,000      (125,000)     (275,000)     (150,000)
                                               ---------------------------------------------------
Net cash provided by (used in) financing
   activities                                    448,329       751,881       626,921      (150,000)
                                               ---------------------------------------------------

(Decrease) increase in cash                     (257,011)      (30,817)      655,830       (50,476)
Cash at beginning of period                      361,019       104,008       104,008        73,191
                                               ---------------------------------------------------
Cash at end of period                          $ 104,008     $  73,191     $ 759,838     $  22,715
                                               ===================================================

Supplemental information:
   Cash paid during the period for interest    $   6,736     $   5,759     $   4,294     $   2,912
   Property and equipment acquired with
      common stock issuance                           --        40,000            --            --

SEE ACCOMPANYING NOTES.

                         Cyberstar Computer Corporation

                          Notes to Financial Statements

                                February 28, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company currently has two operating divisions, Cyberstar and VAR. The Cyberstar Division manufactures and markets a line of microcomputers, including personal computers, workstations and file servers under the Cyberstar brand name. The VAR Division currently is an authorized reseller of products from Compaq, IBM, Digital Equipment, and Hewlett-Packard, among others.

INTERIM FINANCIAL INFORMATION

The accompanying financial statements as of May 31, 1999 and for the three-month periods ended May 31, 1999 and 1998 are unaudited. In the opinion of management of the Company, these financial statements reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the financial statements. The results of operations for the three-month period ended May 31, 1999 are not necessarily indicative of the results that may be expected for the full year ending February 29, 2000.

NET LOSS PER SHARE

Basic net income per share is computed based on the weighted average number of common shares outstanding during each period. Diluted net income per share includes the incremental shares assumed issued on the exercise of stock options. Basic and diluted net loss per share are equal because the effect of outstanding stock options and warrants is antidilutive.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consist principally of purchased components.

                         Cyberstar Computer Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the shorter of the related lease term or estimated useful lives on a straight-line basis.

INCOME TAXES

The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between financial reporting and the tax basis of assets and liabilities.

STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company has elected to follow the disclosure only provisions of Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("Statement 123"). Accordingly, the Company has made pro forma disclosures of what net loss would have been had the provisions of Statement 123 been applied to the Company's stock options.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         Cyberstar Computer Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS

The Company expenses all advertising as incurred. Advertising costs charged to operations were $40,885 and $53,853 for the years ended February 28, 1998 and 1999, respectively; and $4,997 and $500 for the three months ended May 31, 1998 and 1999, respectively.

2. NOTE PAYABLE TO BANK

The Company had a revolving line of credit of $150,000 with a bank. This line of credit was secured by all of the Company's assets and the personal guaranty of the majority stockholder. Borrowings under the line accrued interest at a rate of 1.5% over the prime rate (9.5% at February 28, 1999) and amounted to $150,000 at February 28, 1999. On March 26, 1999, the line of credit was renewed until April 25, 1999, at which time the line of credit was not renewed.

3. OPERATING LEASES

The Company leases vehicles and office space under operating leases that expire at various times through 2001.

Minimum lease payments on these leases for years after 1999 are as follows:

   2000                                                            $192,443
   2001                                                              51,243
                                                               -----------------
                                                                   $243,686
                                                               =================

Rent expense was $59,316 and $156,137 for the years ended February 28, 1998 and 1999, respectively. Rent expense was $37,279 and $51,564 for the three months ended May 31, 1998 and 1999, respectively.

                         Cyberstar Computer Corporation

4. INCOME TAXES

At February 28, 1999, the Company had net operating loss carryforwards of approximately $1,054,000. The net operating loss carryforwards are available to offset future taxable income through 2019 and may be subject to the limitations under Section 382 of the Internal Revenue Code if significant changes in the equity ownership of the Company have occurred. Significant components of the Company's deferred tax assets are as follows:

                                                        FEBRUARY 28
                                                     1998          1999
                                                  -----------------------
Deferred tax assets:
   Net operating loss carryforwards               $  94,200     $ 426,300
   Allowance for doubtful accounts                    6,800         5,700
   Accrued vacation                                   3,600         1,300
                                                  -----------------------
Deferred tax assets before valuation allowance      104,600       433,300
Valuation allowance                                (104,600)     (433,300)
                                                  -----------------------
Net deferred tax assets                           $      --     $      --
                                                  =======================

5. MAJOR CUSTOMERS

The Company had two customers which represented 44% of sales in 1998 and one customer which represented 31% of its sales in 1999. The accounts receivable balance from these major customers as of February 28, 1998 and 1999 was $552,170 and $226,662, respectively. For the three months ended May 31, 1998 and 1999, the Company had one customer which represented 43% of sales and two customers which represented 33% of sales, respectively. At May 31, 1999, the accounts receivable balance from these customers was $133,530.

6. STOCKHOLDERS' EQUITY

COMMON STOCK

In March 1997, the Company sold 14,365 shares of common stock at $12.53 per share from which the Company received net proceeds of $173,329.

                         Cyberstar Computer Corporation

6. STOCKHOLDERS' EQUITY (CONTINUED)

In December 1997, the Board of Directors approved an adjustment of the purchase price of each stockholder who purchased common stock in the private placements in February and March 1997. The purchase price of the February 1997 private placement was adjusted from $11.49 to $2.75 resulting in an additional 185,796 shares being issued. The purchase price of the March 1997 private placement was adjusted from $12.53 per share to $3.00 per share resulting in an additional 45,635 shares being issued.

In April 1998, the Company sold 500,000 shares of common stock at $2.00 per share from which the Company received proceeds of $876,881, net of direct financing costs. In connection with the sale of the shares, the Company issued a warrant to the selling agent exercisable for an aggregate of 50,000 shares of Common Stock at an exercise price of $2.20 per share. The warrant expires in April 2003.

In September 1998, the Company issued 11,429 shares of common stock at $3.50 per share in exchange for certain assets.

STOCK OPTIONS

The Company has a stock option plan that includes both incentive and non-statutory stock options granted to directors, officers, employees and consultants of the Company. The maximum number of shares of Common Stock reserved for issuance is 1,000,000 shares under the 1996 Stock Option Plan. Option activity is summarized as follows:

                                                                               WEIGHTED
                                        SHARES       OPTIONS OUTSTANDING   AVERAGE EXERCISE
                                                   ------------------------     PRICE
                                       AVAILABLE     TOTAL       SHARES       PER SHARE
                                       FOR GRANT     SHARES    EXERCISABLE   OUTSTANDING
                                       ----------------------------------------------------
Establishment of Stock Option Plan      478,828           --           --
                                       ----------------------------------
Balance at February 28, 1998            478,828           --           --
Additional shares reserved              521,172           --           --
Options granted                        (338,684)     338,684           --    $   1.86
Options becoming exercisable                 --           --      211,668          --
                                       ----------------------------------
Balance at February 28, 1999            661,316      338,684      211,668        1.86
Options canceled                         36,500      (36,500)          --        1.97
                                       ----------------------------------
Balance at May 31, 1999 (unaudited)     697,816      302,184      211,668    $   1.85
                                       ==================================

                         Cyberstar Computer Corporation

6. STOCKHOLDERS' EQUITY (CONTINUED)

Exercise prices for options outstanding as of February 28, 1999 ranged from $1.75 to $3.00. The weighted average exercise price of exercisable options outstanding was $1.75 at February 28, 1999 and May 31, 1999. The weighted average remaining contractual life is 6.5 years at February 28, 1999.

In February 1999, the exercise price for certain outstanding options was repriced from $3.00 to $1.75. The total number of repriced options was 308,334. The Company has 30,350 options which begin to vest on the one-year anniversary of the date at which the Company completes an initial public offering, if ever.

The Company has elected to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net loss is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1999, respectively: risk-free interest rates of 5.0% and a weighted average expected life of the option of five years. The weighted average fair value of options granted during 1999 was $.39.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                         Cyberstar Computer Corporation

6. STOCKHOLDERS' EQUITY (CONTINUED)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                    1999
                                                               --------------

   Pro forma net loss                                           $(1,004,336)
   Basic and dilutive pro forma net loss per share                 $(.26)


7. SUBSEQUENT EVENTS

In May 1999, the Company entered into an agreement whereby they can sell receivables or borrow money up to 80% of the eligible receivable balance. The Company pays a 1% commission on all receivables sold or is charged interest at a rate of 8% or prime plus 1 1/2%, whichever is greater, for receivables which are borrowed against. This agreement is for one year and automatically renews until either party terminates the agreement. The minimum commissions payable under this agreement is $24,000 per year.

                                    PART III


ITEM 1.       INDEX TO EXHIBITS.


         The exhibits listed in the following table have been filed as part of this Registration Statement.

2.1 Articles of Incorporation of the Company, as amended and restated to date

2.2      Bylaws of the Company

3.1      Specimen form of the Company's Common Stock Certificate

3.2      Form of warrant for shares of the Company's Common Stock

6.1      Lease for facility at 6825 Shady Oak Road

6.2      1996 Employee Stock Option Plan, as amended to date

10.1     Consent of Ernst & Young LLP

27       Financial Data Schedules


ITEM 2.       DESCRIPTION OF EXHIBITS.


         See Item 1, above.

                                    SIGNATURE


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:
       ----------------------
                                       CYBERSTAR(R) COMPUTER CORPORATION


                                       By
                                          --------------------------------------
                                          Richard A. Pomije
                                          President and Chief Executive Officer